                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              (Amendment No.   )*


                       HOSPITAL STAFFING SERVICES, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                   440900108
                                (CUSIP Number)

                             Jilaine Hummel Bauer
                   Senior Vice President and General Counsel
                           Heartland Advisors, Inc.
                            790 N. Milwaukee Street
                             Milwaukee,  WI  53202
                                 414-347-7777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 12, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ X ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------
 CUSIP No.   440900108               13D
-----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HEARTLAND ADVISORS, INC.
           #39-1078128

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
           00 - Funds of investment advisory clients

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           WISCONSIN, U.S.A.

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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,378,458

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,568,458

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           1,568,458

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      24.7%

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      TYPE OF REPORTING PERSON (See Instructions)
14
      IA

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

CUSIP No. 440900108                  Schedule 13D


Item 1.  Security and Issuer.
         -------------------

     This statement relates to the shares of the common stock, $0.001 par value per share, of Hospital Staffing Services, Inc. (the "Shares"), a Florida Corporation (the "Company"). The principal executive offices of the Company are located at 6245 North Federal Highway, Suite 500, Fort Lauderdale, FL 33308-1900.

Item 2.  Identity and Background.
         ------------------------

     This statement is being filed by Heartland Advisors, Inc., a Wisconsin corporation ("HAI"). HAI is a registered investment advisor which provides investment advisory services to series of Heartland Group, Inc., a registered investment company ("Heartland Group"), as well as private investment advisory clients (the "Accounts").

     William J. Nasgovitz, President of HAI, is a controlling person of HAI through his ownership of a majority of its outstanding stock. Information regarding Mr. Nasgovitz and the name, business address, principal occupation and citizenship of each of the executive officers and directors of HAI is set forth in Schedule A hereto.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     The Heartland Value Fund (the "Heartland Fund"), a series of Heartland Group, holds an aggregate of 625,658 Shares, which were purchased for cash in the amount of $1,457,026.67, including brokerage commissions. The assets of the Heartland Fund were used to purchase such Shares and no part of the purchase price was represented by borrowed funds.

     The Accounts own an aggregate of 942,800 Shares, which were purchased for cash in the amount of $2,238,415.67, including brokerage commissions. The assets of the Accounts were used in making such purchases and no part of the purchase price was represented by borrowed funds.

Item 4.  Purpose of Transaction.
         ----------------------

     The purpose of HAI in having the Heartland Fund and the Accounts purchase Shares was to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Directors of Heartland Group and by the advisory clients for the Accounts.

     In connection with a special meeting of the Company's Board of Directors, a representative of the Company contacted HAI regarding its position with respect to the current state of affairs at the Company. In response, HAI confirmed its general dissatisfaction and confirmed its willingness to support the replacement of all but one of the Company's Directors. HAI did not name, nor was it asked to support, any particular nominees as replacements of such Directors.

     Except as set forth herein, HAI has no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming delisted, unauthorized for quotation, or eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934.

     As permitted by law, HAI may purchase additional Shares or dispose of any or all of the Shares from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluations of the prospects of the Company and upon other developments, including general economic and stock market conditions.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) As investment advisor to the Heartland Fund and the Accounts, HAI may be deemed the beneficial owner of 1,568,458 Shares of the Company. To the best knowledge of HAI, none of the persons named in Schedule A hereto beneficially owns any other Shares of the Company.

     (b) HAI, as investment advisor to the Heartland Fund and the Accounts, has sole power to dispose of all 1,568,458 Shares held by the Heartland Fund and the Accounts. HAI has sole power to vote the 625,658 Shares held by the Heartland Fund in accordance with voting guidelines approved by Heartland Group's Board of Directors. HAI, as investment advisor to the Accounts, has sole power to vote or direct the voting of 752,800 Shares, and no power to vote or to direct the voting of 190,000 Shares, owned by the Accounts. To the best knowledge of HAI, other than in connection with their respective positions and relationships with HAI, none of the persons named in Schedule A hereto has the sole power to dispose of or to vote Shares of the Company.

     (c) Within the 60 days preceding the date hereof, HAI effected the following transactions on behalf of the Accounts, all of which were sale transactions on the New York Stock Exchange:

   Date of Transaction           No. of Shares            Price Per Share                 Broker
   -------------------           -------------            ---------------                 ------
        02/20/98                     2,500                    $0.7500                 Weeden & Co. LP
        02/23/98                     1,000                     0.6875                  Instinet Corp.
        02/26/98                     2,000                     0.5080                 Weeden & Co. LP
        02/26/98                     3,200                     0.5080                 Weeden & Co. LP
        02/26/98                    15,000                     0.5080                 Weeden & Co. LP
        02/26/98                     9,500                     0.5080                 Weeden & Co. LP
        02/26/98                     8,300                     0.5080                 Weeden & Co. LP
        02/26/98                     7,400                     0.5080                 Weeden & Co. LP
        02/26/98                     6,300                     0.5080                 Weeden & Co. LP
        02/26/98                     6,200                     0.5080                 Weeden & Co. LP
        02/26/98                     7,300                     0.5080                 Weeden & Co. LP
        02/26/98                     4,500                     0.5080                 Weeden & Co. LP
        02/26/98                     3,400                     0.5080                 Weeden & Co. LP
        02/26/98                     2,800                     0.5080                 Weeden & Co. LP
        02/26/98                     2,300                     0.5080                 Weeden & Co. LP
        03/02/98                     1,300                     0.5000                 Weeden & Co. LP
        03/03/98                     2,000                     0.5000                 Weeden & Co. LP
        03/05/98                     6,000                     0.5000                 Furman Selz LLC
        03/05/98                       500                     0.5000                 Furman Selz LLC
        03/05/98                    10,500                     0.5000                 Furman Selz LLC
        03/05/98                     9,800                     0.5000                 Furman Selz LLC
        03/05/98                     4,700                     0.5000                 Furman Selz LLC
        03/05/98                     8,200                     0.5000                 Furman Selz LLC
        03/05/98                    15,000                     0.5000                 Furman Selz LLC
        03/05/98                    10,000                     0.3835                 Furman Selz LLC
        03/05/98                     5,000                     0.3835                 Furman Selz LLC
        03/05/98                     1,800                     0.3835                 Furman Selz LLC

     (d) Since the Shares are held in investment advisory accounts of HAI, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. The interest of the Heartland Value Fund individually relates to more than 5% of the class.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

     Except as set forth herein, neither HAI nor, to the best knowledge of HAI, any of the persons named in Schedule A hereto has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  March 18, 1998

                       HEARTLAND ADVISORS, INC.

                       By: PATRICK J. RETZER
                            Patrick J. Retzer
                            Senior Vice President/Treasurer

                                  Schedule A
                                  ----------


     The name and present principal occupation or employment of each executive officer and director of HAI are set forth below. The business address of each person is 790 N. Milwaukee Street, Milwaukee, WI 53202. All of the persons listed below are U.S. citizens.


        Name                                      Principal Occupation
        ----                                      --------------------
William J. Nasgovitz                   Director, President,  Heartland Advisors, Inc.;
                                       Director, President, Heartland Group, Inc.

Patrick J. Retzer                      Director, Senior Vice President/Treasurer,
                                       Heartland Advisors, Inc.; Director, Vice
                                       President/Treasurer, Heartland Group, Inc.

Jilaine H. Bauer                       Senior Vice President and General Counsel,
                                       Heartland Advisors, Inc.

Kenneth J. Della                       Chief Financial Officer, Heartland Advisors,
                                       Inc.

Lois J. Schmatzhagen                   Secretary, Heartland Advisors, Inc.; Secretary,
                                       Heartland Group, Inc.

Kevin D. Clark                         Senior Vice President - Trading, Heartland
                                       Advisors, Inc.

Eric J. Miller                         Senior Vice President, Heartland Advisors, Inc.

Paul T. Beste                          Investment Operations Officer, Heartland
                                       Advisors, Inc.; Principal Accounting Officer,
                                       Heartland Group, Inc.